SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RAIT FINANCIAL TRUST

(Name of Subject Company (Issuer) and Filing Person (Offeror))

6.875% Convertible Senior Notes due 2027

(Title of Class of Securities)

74923M AA8

(CUSIP Number of Class of Securities)

Scott F. Schaeffer

Chief Executive Officer and President

RAIT Financial Trust

Cira Center

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104

Telephone: (215) 243-9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

J. Baur Whittlesey Mark E. Rosenstein Ledgewood 1900 Market Street, Suite 750 Philadelphia, Pennsylvania 19103 Telephone: (215) 731-9450	Richard D. Truesdell, Jr. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$150,000,000	$8,370

*	Estimated solely for the purpose of calculating the registration fee assuming that the maximum aggregate principal amount of Convertible Notes that the registrant would accept in the Exchange Offer would be $150,000,000 with an aggregate book value as of September 30, 2009 of $150,000,000. The registrant did not estimate the minimum aggregate amount of cash or the minimum aggregate accrued and unpaid interest on the Convertible Notes it would pay in the exchange offer which would reduce the proposed maximum aggregate offering price upon which the amount of the registration fee is calculated.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,370

Form or Registration No.: Form S-4

Filing Party: RAIT Financial Trust

Date Filed: November 30, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO, as heretofore amended, relating to an offer by RAIT Financial Trust, a Maryland real estate investment trust (the “Company”), to exchange its common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), and cash, for 6.875% Convertible Senior Notes due 2027 of the Company (the “Convertible Notes”), upon the terms and subject to the conditions set forth in the prospectus dated December 1, 2009 (the “Prospectus”), which forms a part of the Registration Statement on Form S-4 (registration no. 333-162878) (the “Registration Statement”), and in the related letter of transmittal (the Prospectus and the letter of transmittal, together with any amendments or supplements thereto, constitute the “Exchange Offer”).

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Information set forth in the Registration Statement and the related letter of transmittal is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented by the information set forth in the amendment to Item 4(a) of this Schedule TO, below.

Item 4.	Terms of the Transaction.

(a) The Exchange Offer expired at 11:59 p.m., New York City time on December 29, 2009 (the “Expiration Date”). On December 30, 2009, the Company announced that $34,000,000 aggregate principal amount of Convertible Notes were validly tendered in the Exchange Offer and not withdrawn as of the Expiration Date. The Company has accepted all of the tendered Convertible Notes in exchange for 8,126,000 Common Shares and cash payments aggregating $3,111,000.

The full text of the Company’s press release relating to the expiration and results of the Exchange Offer is Exhibit (a)(9) hereto and is incorporated herein by reference.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby supplemented by the information below.

Exhibit	Description

(a)(9)	Press release dated December 30, 2009. (22)

(22)	Incorporated herein by reference to RAIT’s Form 8-K as filed with the SEC on December 30, 2009 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934 (File No. 1-14760).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAIT Financial Trust

Date: December 30, 2009	By:	/S/ SCOTT F. SCHAEFFER
	Name:	Scott F. Schaeffer
	Title:	Chief Executive Officer and President

EXHIBIT INDEX

Exhibit	Description

(a)(9)	Press release dated December 30, 2009. (22)

(22)	Incorporated herein by reference to RAIT’s Form 8-K as filed with the SEC on December 30, 2009 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934 (File No. 1-14760).